Contact

www.linkedin.com/in/ymiao (LinkedIn)

Top Skills

Auditing
Due Diligence
Cross-border M&A

Languages

English (Full Professional)
Mandarin (Native or Bilingual)

Certifications

Series 63
Series 79

Honors-Awards

Forte Fellow Scholarship

Eva Miao

CFO | ex-Jefferies, ex-PwC | public company board member and audit committee chair
Greater Boston

Experience

Stealth Startup
Finance and Operations Executive
February 2024 - Present (11 months)

Something Cool and Fun!

Torus Biosystems
Chief Financial Officer
June 2022 - Present (2 years 7 months)
Greater Boston

MIT Sloan CFO Summit
Organizer
April 2023 - Present (1 year 9 months)

SVLC (Silicon Valley Leadership Community)
Associate Board Member
March 2022 - Present (2 years 10 months)

PROVEN Skincare
VP of Finance
November 2020 - June 2022 (1 year 8 months)
Boston, Massachusetts, United States

PROVEN uses award-winning data and machine learning technology to customize beauty and wellness products for individuals.
Forbes: The Tesla of Skincare | Shark Tank Season 11

Strategy:
- Develop operational and financial KPIs and reporting dashboards to monitor the health of the company and identify red flags early
- Build company dynamic forecast model based on KPIs
- Identify risks and opportunities, for all aspects of the business

Fund Raising:

- Led Company Reg A fundraising
- Led operational and financial due diligence on company Series A fundraising

Finance and Accounting Systems Implementation:
- Transforming finance and accounting systems
- Achieved unqualified PCAOB 1st year audit opinion

Operational Improvements:
- Established accountability (KPIs), processes, and controls in a start-up environment by utilizing data to influence and obtain buy-in
- Led the establishment of operations, including recruitment, employee benefits, legal, banking, risk management

Genuity Science
2 years 3 months

Head of Financial Planning and Analysis
January 2020 - November 2020 (11 months)
Boston, Massachusetts, United States

Responsible for Financial Planning & Analysis, Investor Relations, Corporate Development, M&A, System Implementation

• Design and lead preparation and distribution of monthly executive financial reporting package
• Developed and maintained the corporate financial model
• Lead implementation of company-wide FP&A system/software
• Created, implemented, and managed:
- Project-based budgeting and reporting system for research and development.
- Product line reporting to support the strategic, meaningful review of operations.
- Periodic corporate-wide forecasting of capital, operating expenses, and cash.
- Monthly business unit financial review meetings with key stakeholders and executives.
- Partner with business heads to conduct a strategic analysis of potential business opportunities.

Chief of Staff to CEO | Director, Business Operations and Planning
September 2018 - April 2020 (1 year 8 months)
Greater Boston Area

Morgan Partners LLC
Investment Banking Associate
September 2016 - August 2018 (2 years)
Greater Boston Area

Jefferies
Investment Banking Associate
August 2015 - August 2016 (1 year 1 month)
Greater New York City Area

PwC
Manager - Audit & Transaction Service
April 2011 - June 2013 (2 years 3 months)
Transaction Services, M&A Advisory

Advised client's senior management team on accounting, valuation, and structuring for public, pre-IPO tech and private equity portfolio companies both domestically and internationally. Analyzed financial information, audit workpapers, and contractual arrangements to assess potential risks of acquisition targets. Summarized buy-side diligence findings for strategic and private equity buyers.

Actively involved in junior team members recruiting and training.

Highlights: Financial Due Diligence, Quality of Earnings, Working Capital Analyses and Performance Improvement Analyses

Education

Darden Graduate School of Business Administration
Master of Business Administration (MBA), Finance · (2013 - 2015)

Shanghai University of International Business and Economics
Bachelor's degree, Finance and Financial Management Services

IESE Business School
Master of Business Administration - MBA, Exchange · (2015 - 2015)

Harvard Business School Online
Leading with Finance · (2021 - 2021)